500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

              October 19, 2012

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 27 to Registration Statement on Form N-1A for MFS Series Trust XII ("Trust XII") on behalf of MFS Lifetime 2015 Fund, MFS Lifetime 2025 Fund, MFS Lifetime 2035 Fund, MFS Lifetime 2045 Fund, and MFS Lifetime 2055 Fund (File Nos. 333-126328 and 811-21780)

Ladies and Gentlemen:

On behalf of Trust XII, this letter sets forth our responses to your comments of October 4, 2012, on the above-mentioned Post-Effective Amendment to the Registration Statement ("PEA") filed with the Securities and Exchange Commission (the "SEC") on August 15, 2012.  The PEA was filed for the purpose of registering the Funds referenced above, each as a new series of Trust XII (each a “Fund” and collectively the “Funds”). Comments and responses apply to each Fund unless otherwise indicated.

General Comments

1.	Comment:	Please file a letter with “Tandy” representation in connection with the comment process for the above-referenced Registration Statement.

Response:	As requested, in connection with the filing of the above-referenced Registration Statement, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve Trust XII from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
October 19, 2012

(iii)
Trust XII may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant notes that, as indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Prospectus

2.	Comment:
With respect to each Fund, per Item 3 of Form N-1A, the following narrative should be included in "Fees and Expenses": "This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund."

Response:	The requested change will be made.

3.	Comment:	Pursuant to Instruction 6(a) to Item 3 of Form N-1A, please move the first sentence introducing the Expense Summary Table to a footnote below the Expense Summary Table.

Response:
We are aware that Instruction 6(a) to Item 3 of Form N-1A states to disclose in a footnote that "Other Expenses" are based on estimated amounts for the current fiscal year.  We believe that including the required information in the narrative introduction to the fee table rather than in a footnote presents the required information in a more prominent, easier-to-understand format.  We believe this presentation is consistent with the Form N-1A requirement to organize information to make it easy for investors to understand, the "plain English" principles of Rule 421, and the SEC's effort to reduce footnotes to the fee table. Therefore, we respectfully decline to relocate this disclosure.

4.	Comment:
Please confirm that the Fee Reductions and Expense Reimbursements described in each Fund's Annual Fund Operating Expenses table and footnote 1 will be in effect for at least one year and that the Board of Trustees does not intend to terminate the agreement and/or vote to approve an increase within one year of the date of each Fund's prospectus date.

Securities and Exchange Commission
October 19, 2012

Response:	As noted in the applicable footnote, the agreement to reduce fees or reimburse expenses will continue until at least October 31, 2013.

5.	Comment:
With respect to each Fund's Principal Investment Strategy of investing a percentage of each Fund's assets in the general asset class of Bond Funds, please confirm whether there is a maturity strategy focus for the underlying Bond Funds.  If so, consider disclosing the maturity strategy.

Response:
Only one of the underlying bond funds, MFS Limited Maturity Fund, has an investment strategy to manage to a particular maturity. The description of MFS Limited Maturity Fund's investment strategy to manage to a particular maturity is included in the description of the fund's investment strategies in Appendix A.

6.	Comment:
With respect to the "Five Year History" column of the Portfolio Manager chart in the statutory prospectus, include more detail regarding the Portfolio Manager's business experience during the past five years, in accordance with Item 10(a)(2) of Form N-1A.

Response:
We believe that the current disclosure satisfies the requirements of Item 10(a)(2) of Form N-1A to disclose the Portfolio Manager's business experience during the past five years and, therefore, respectfully decline to amend this disclosure.

7.	Comment:
The "Involuntary Redemptions" section of the statutory prospectus states that the MFS funds may redeem fund shares if the account "contains less than $500."  The last sentence of the next paragraph states "any applicable CDSC will be assessed upon redemption of your shares."  Please confirm whether a CDSC will be assessed if an account is redeemed once the balance has fallen below $500.

Response:
As noted in Waiver Category C on page I-15 of the Statement of Additional Information, MFS waives the CDSC on any account that is redeemed involuntarily because the balance has fallen below $500. The sentence referenced above applies to redemptions due to threatening conduct or suspicious, fraudulent or illegal activity, not due to low balance accounts.

8.	Comment:
The back cover page of the prospectus states that the Fund's Statement of Additional Information, "as may be supplemented from time to time," is incorporated by reference into the prospectus.  Please note that the SEC takes the position that supplements to the Statement of Additional Information filed after the date of the current prospectus would not be incorporated by reference into the prospectus.

Securities and Exchange Commission
October 19, 2012

Response:
We are aware of the SEC's position regarding incorporation by reference, which would not consider supplements to the Statement of Additional Information filed after the date of the current prospectus as being incorporated by reference into the prospectus.

Statement of Additional Information

9.	Comment:
With respect to Appendix A – Trustee Compensation and Committees, please explain why the Retirement Benefit Deferral Plan "one-time lump-sum" payment is included as narrative beneath the Trustee Compensation Table and not included in a column within the Table, in accordance with Instruction 4 of Item 17(c) of Form N-1A.

Response:
We believe the disclosure describing the prior Retirement Benefit Deferral Plan lump-sum payment is appropriately included beneath the Trustee Compensation Table and not in a column to the table.  The retirement benefits under the plan are not determinable because they are based on the value of a hypothetical investment in shares of MFS funds at the time of retirement, and therefore, pursuant to Instruction 4 of Item 17(c) of Form N-1A, have not been included in the table.  However, to comply with Item 17(c)(2) of Form N-1A, we have included a description of the retirement plan and the amount that was paid to any Trustee under the plan during the most recently completed fiscal year.

10.	Comment:
Within Appendix B – Share Ownership, with respect to Control Persons, in accordance with Item 18(a) of Form N-1A, please include the required information including the name and address of each person who controls the Fund, an explanation of the effect of that control on the voting rights of other security holders, and if the control person is a company, give the jurisdiction under the laws of which it is organized and list all parents of the control person.

Response:	Given that the shares of the Fund are not yet offered for sale, we will revise our disclosure as follows:

~~As of the initial public offering of shares of the Fund, 100% of the Fund's outstanding shares were held by MFS or an MFS affiliate.~~ "As of [effective date], no shares of the Fund were owned because the Fund had not yet commenced operations."

Securities and Exchange Commission
October 19, 2012

Supplement to the Current Statement of Additional Information – Part II - Dated
November 1, 2012

11.	Comment:
Under Appendix E – Investment Restrictions, the first letter of "Forward Contracts" and "Futures Contracts" referenced in fundamental investment restrictions item (3), are capitalized.  Please confirm if these are defined terms.

Response:
We confirm that "Forward Contracts" and Futures Contracts" are not defined terms for the purpose of the SAI.  However, because these terms are capitalized in the Funds' fundamental investment restrictions, we respectfully decline to make any changes to the fundamental limits.

12.	Comment:
Under Appendix E – Investment Restrictions, where the Investment Company Act, as amended (the "1940 Act") and applicable law are referenced in the investment restrictions, please provide a brief summary of the 1940 Act requirements and what is permitted under the applicable law.

Response:
To the extent a fund engages in transactions subject to the fundamental restrictions that reference the 1940 Act and applicable law, MFS discloses a summary of the 1940 Act requirements and what is permitted under applicable law.

13.	Comment:
Under Appendix E-Investment Restrictions, with respect to the sixth fundamental investment restriction (the "industry concentration policy"), for each Fund, please add an interpretation to the effect that industrial revenue bonds (i.e., bonds that are issued by governments or municipalities to finance non-governmental projects) will be counted by a fund as an investment in the industry to which they are related and thus be subject to the industry concentration limitation for such fund.

Response:
We are unaware of any requirement under the 1940 Act, the rules promulgated thereunder, or Form N-1A that requires this interpretation.  We are also unaware of any support for this interpretation in the historical views of the Staff with respect to industry concentration limits as reflected in former guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977). We therefore respectfully decline to add this interpretation.

14.	Comment:
With respect to Appendix E – Investment Restrictions, to the extent that a fund is invested in affiliated underlying funds, the SEC takes the position that the Fund should look-through to the holdings of underlying funds and count investments by the underlying funds in monitoring its industry concentration policy.

Securities and Exchange Commission
October 19, 2012

Response:
We are not aware of any SEC requirement to look-through to affiliated underlying funds when monitoring the fund's industry concentration limit. Our fundamental concentration limit explicitly excludes investment companies.  To address this remote risk, the SAI includes the following disclosure:  "In accordance with the Fund’s investment program as set forth in its Prospectus, the Fund may invest more than 25% of its assets in any one underlying fund. Although the Fund does not have a policy to concentrate its investments in a particular industry, 25% or more of the Fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investment in one or more underlying funds."

Statement of Additional Information Part II - Dated September 28, 2011

15.	Comment:
With respect to Board Leadership Structure and Oversight in the Management of the Fund section, per Item 17(b)(1) of Form N-1A, please describe why the Fund has determined that the leadership structure is appropriate given the specific characteristics and circumstances of the Fund.

Response:	We have revised the first paragraph of the disclosure as follows:

Board Leadership Structure and Oversight — The following provides an overview of the leadership structure of the Board of Trustees (the "Board") of the funds managed by MFS and overseen by the Board (the "MFS Family of Funds") and the Board’s oversight of the Funds’ risk management process. The Board consists of ~~eleven~~ ten Trustees, nine of whom are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”). An Independent Trustee serves as Chair of the Trustees. ~~In addition, each~~Taking into account the number, the diversity and the complexity of the Funds overseen by the Board and the aggregate amount of assets under management in the Funds, the Board has determined that the efficient conduct of its affairs makes it desirable to delegate responsibility for certain specific matters to Committees of the Board.  Each of the seven standing Committees of the Board, to which the Board has delegated certain authority and oversight responsibilities, is comprised exclusively of Independent Trustees. For a description of the oversight functions of each of the Committees, see “Committees” in Appendix A to Part I of this SAI. Three of the Committees have as members all of the Independent Trustees, and the remaining Committees have ~~three to~~ four Independent Trustees as members. In connection with each of the Board’s regular meetings, the Independent Trustees meet separately from MFS with their counsel and with the Funds’ Independent Chief Compliance Officer. The Independent Trustees also meet periodically with the Funds’ Independent Chief Compliance Officer to receive reports regarding the compliance of the Funds with the federal securities laws and the Funds’ compliance policies and procedures. The Board reviews its leadership structure periodically and believes that its structure is appropriate to enable the board to exercise its oversight of the Funds.

Securities and Exchange Commission
October 19, 2012

16.	Comment:	The list of recipients in Appendix F - Recipients of Non-Public Portfolio Holdings on an Ongoing Basis is current as of August 1, 2011. Please update the list of recipients using a more current date.

Response:	The list of recipients included in Appendix F has been updated as of August 1, 2012, and is included in the Statement of Additional Information Part II, dated September 28, 2012.

17.	Comment:
With respect to Appendix A – Trustees and Officers – Identification and Background, Footnote 1 states "Each Trustee oversees 96 funds in the MFS Family of Funds as of December 31, 2010."  Within the final paragraph of the narrative relating to the experience of the Trustees, the disclosure states: "As of January 1, 2011, the Trustees served as board members of 105 funds within the MFS Family of Funds."  Please confirm the reason for the inconsistency between the number of funds overseen by the Trustees and also consider adding a column to the Trustees and Officers Chart to identify the number of portfolios in the Fund Complex Overseen by the Fund's Directors, as required by Item 17 (2)(a) of Form N-1A.  Additionally, please make the number of funds in the complex overseen by the Trustees more prominent, either by moving the information above the chart or including it in a column within the chart.

Response:	In the Statement of Additional Information Part II, dated September 28, 2012, each number was updated to 131 funds as of January 1, 2012.

We will update the Trustees and Officers - Identification and Background chart to include a column with the number of portfolios in the fund complex overseen by the Trustees at the next update of the Statement of Additional Information Part II.

Securities and Exchange Commission
October 19, 2012

If you have any questions concerning the foregoing, please call the undersigned at 617- 954-5000.
Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Assistant Secretary